

June 11, 2020

Richard F. Westenberger
Chief Financial Officer
Carter's, Inc.
Phipps Tower
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326

> **Re: Carter's, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2019**
> **Filed February 24, 2020**
> **Form 8-K filed May 5, 2020**
> **File No. 001-31829**

Dear Mr. Westenberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2019

Consolidated Statements of Cash Flows, page 44

1. Please show us how you calculated the effect of changes in Prepaid expenses and other assets of $699,036 and Accounts payable and other liabilities of $692,100 when presenting net cash provided by operating activities in fiscal 2019. To the extent you included the right of use assets and operating lease liabilities you initially recognized upon the adoption of ASC 842 as part of that change, explain to us how you concluded that these amounts arising from a non-cash transaction should be reflected in cash from operations. Alternatively, revise your presentation in future filings. Refer to ASC 842-20-50-4(g) and ASC 230-10-50-3 through 50-4.

Form 8-K filed May 5, 2020

Exhibit 99.1, page 12

2.   We note that your reconciliation of Net Loss to Adjusted Net Loss presents the adjustments net of tax. Please revise your presentation in future filings to show the gross amount of each adjustment and present the related tax effect of the adjustments as a separate line item. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Martin James, Senior Advisor, at 202-551-3671 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing